Filed Pursuant to Rule 433
March 7, 2023

Relating to Preliminary Prospectus Supplement dated March 7, 2023 to
Prospectus dated December 10, 2020
Registration No. 333-251271

Hewlett Packard Enterprise Company

Pricing Term Sheet

$400,000,000 6.102% Notes due 2026 (the “2026 Notes”)

Issuer:	Hewlett Packard Enterprise Company

Ratings (Moody’s / S&P / Fitch):	Baa2/BBB/BBB+(1)

Trade Date:	March 7, 2023

Settlement Date:	March 21, 2023(2)

Maturity Date:	April 1, 2026

Principal Amount Offered:	$400,000,000

Price to Public (Issue Price):	99.997% of the principal amount

Interest Rate:	6.102%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on October 1, 2023

Benchmark Treasury:	4.000% UST due February 15, 2026

Benchmark Treasury Price and Yield:	98-02 ⅞; 4.702%

Spread to Benchmark Treasury:	+140 basis points

Re-offer Yield:	6.102%

Day Count Convention:	30/360

Optional Redemption:	At any time prior to April 1, 2024, make-whole redemption at Treasury Rate plus 25 basis points. On or after April 1, 2024, redemption at par.

CUSIP:	42824C BM0

ISIN:	US42824CBM01

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC HSBC Securities (USA) Inc. NatWest Markets Securities Inc.

Co-Managers:
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
BofA Securities, Inc.
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
Santander US Capital Markets LLC
TD Securities (USA) LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
ING Financial Markets LLC
SG Americas Securities, LLC
Loop Capital Markets LLC
U.S. Bancorp Investments, Inc.
ANZ Securities, Inc.
Credit Agricole Securities (USA) Inc.
Standard Chartered Bank
Siebert Williams Shank & Co., LLC

(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the 2026 Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the tenth business day following the date of the pricing of the 2026 Notes, or “T+10.”  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2026 Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this pricing term sheet relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Interested parties may also obtain the prospectus and the related preliminary prospectus supplement by requesting it from J.P. Morgan Securities LLC toll free at 1-212-834-4533, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or NatWest Markets Securities Inc. toll free at 1-800-231-5380.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS PRICING TERM SHEET AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS PRICING TERM SHEET BEING SENT VIA BLOOMBERG OR ANOTHER MAIL SYSTEM.